

April 24, 2015

<u>Via E-mail</u>
Mr. Steven R. Kandarian
President and Chief Executive Officer
MetLife, Inc.
200 Park Avenue
New York, New York 10166

> **Re:** **MetLife, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-15787**

Dear Mr. Kandarian:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Impact of a Sustained Low Interest Rate Environment</u>
<u>Interest Rate Stress Scenarios, page 77</u>

1. You disclose that the hypothetical US interest rate stress scenario will unfavorably impact your operating earnings by $5 million in each of 2015 and 2016. Please explain to us whether the stress scenarios described on pages 77-79 cover all of the interest rate risks reflected in the net derivatives gains (losses) disclosed on page 91 and the potential loss due to interest rate risk disclosed on page 171. If these hypothetical interest rate stress scenarios are all-inclusive, explain their relevance to the amounts disclosed on pages 91 and 171. If they are not all-inclusive, tell us where you address the remaining interest rate risk or why additional disclosure is not necessary.

Notes to Consolidated Financial Statements
1. Business, Basis of Presentation and Summary of Significant Accounting Policies
Foreign Currency, page 198

2. Please refer to the following disclosure in the last paragraph on page 48 under the risk factor "Fluctuations in Foreign Currency Exchange Rates Could Negatively Affect Our Profitability:"

> "…we have substantial operations in Japan and a significant portion of our premiums and investment income in Japan is received in yen. Most claims and expenses associated with our operations in Japan are also paid in yen and we primarily purchase yen-denominated assets to support yen-denominated policy liabilities."

You disclose herein, however, that Japan is an exception to your use of the local currency as the functional currency and that "multiple functional currencies exist in Japan." Tell us why the yen is not the functional currency for your Japanese operations and what you mean by "multiple functional currencies exist" in Japan. In your response, tell us what you determined the functional currencies to be for your Japanese operations, and include an analysis supporting your determination under ASC 830-10-45 and ASC 830-10-55.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Senior Staff Accountants Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant